PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. , Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, 1 April, 2004

04024455

SUPPL

RECEIVED APR 1 5 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary information of Pannonplast Plc. on the new strategy and financial targets for 2004 as well as the invitation to the Annual General Meeting to be held on 29 April, 2004.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

dlw 4/20

Encl

Extraordinary announcement

Pannonplast Rt's New Strategy and Financial Targets for 2004

"World class operational efficiency and leading market position in the manufacturing of engineering plastic components and consumer packaging material in the Central-Eastern European region." The Board of Directors approved the company's new strategy for the period from 2004 to 2006. The major goals of the new strategy is to create a focused operational portfolio, to realise a one billion HUF annual cost saving and to achieve a 5% net margin by 2006.
Management set a target to improve EBITDA by 22% in 2004 compared to 2003 while the company will return to profitability.

Strategy 2004-2006

- Two phases of the strategic horizon: consolidation (2004) and growth (2005-2006)
- Transformation of management and organizational structure, implementation of management by objectives, renewed controlling
- Clear strategic focus (five subsidiaries will be sold: MÜKI, Kaposplast, PP Karbantartó, Multicard, Recyclen), creation of an optimal product portfolio to achieve a leading position on all our strategic market segments
- Improving the transparency of operations
- From 2005 expansion in countries that will join the EU after 2004

Yesterday the Board of Directors of Pannonplast approved the company's three-year strategy. The strategy can be defined as a two-phase plan: (1) 2004, consolidation, returning to profitability, (2) 2005-2006, growth and expansion.
From the end of 2004 Pannonplast Group – after the disposal of five subsidiaries – will operate as a unified company focusing on the manufacturing of engineering plastic components and plastic consumer packaging material. The aim of the company is to become a leading company on all its strategic market segments, subsequent to the optimisation of its product portfolio, through continuous product and technology development. The five subsidiaries that will be disposed in 2004 are: MÜKI, Kaposplast, PP Karbantartó, Multicard, Recyclen. These companies do not fit in strategic core businesses either by their size or activity.

By the end of 2004, Pannonplast will transform into an efficient and focused company in terms of its activities and product portfolio and will embark on a growth path. To support its growth the company plans to expand in countries that intend to join the EU after 2004 (Romania, Bulgaria, Ukraine, Croatia, Serbia). Parallel to the regional expansion, Pannonplast will continue to concentrate on product development on its the existing markets.

In accordance with the strategic goals Pannonplast will **save HUF 1 billion** on operational costs by 2006 compared to 2003 while revenues will also grow.

	2003 TOTAL COST (M HUF)	SAVING POTENTIAL
Blue collar headcount, function centralization	2,572	15%
Production costs	2,319	10%
Centralized sourcing – outsourced services	3,228	10%
Centralized sourcing - purchase of materials	5,492	2%

Management set the following financial targets for 2006, which will be achieved through sales growth and efficiency improvement:

	2003	2006
Revenue (HUF million)	26,371	31,500
EBITDA/Sales (%)	11	15
Net margin (%)	-7	5

Financial Plan for 2004

The main goal for 2004 is to set the conditions of profitable operation coupled with the optimisation of business and product portfolio and efficiency improvement. As a result revenues will grow at lower rate while EBITDA will grow by 22%. Processes and actions aiming at the achievement of the financial targets have been already put in place.

Million HUF	2003 *	2004 P **	Change %
Revenues	26,371	26,518	1%
Gross Margin	7,938	8,133	2%
EBITDA	3,012	3,661	22%
EBITDA/Sales	*11.4%*	*13.8%*	
Operational Profit	423	1,355	220%
Net Income	-1,837	positive	

* consolidated, not audited

**the consolidated figures contain subsidiaries until projected date of disposal

24 March, 2004

Pannonplast Rt.

ANNOUNCEMENT

The Board of Directors (the "Board") of
PANNONPLAST Industries Public Limited Company
(1225 Budapest, Nagytétényi út 216-218.)
hereby gives notice to its shareholders that
according to Board decision of March 23, 2004 the Company's

Annual General Meeting ("AGM")
WILL BE HELD ON 29 APRIL, 2004 AT 10:00 A.M.
at the Budapest Marriott Hotel
(Budapest V., Apáczai Csere János u. 4.)

Agenda of the Annual General Meeting:

1. Amendment of the Articles of Association in accordance with (i) the provisions of Act CXLIV of 1997 on business associations effective from 1 January 2004, and (ii) the provisions of Act CXX of 2001 on capital markets applicable from 30 June 2004, and (iii) and to meet Corporate Governance Recommendations of the Budapest Stock Exchange;
2. Dematerialization of the company's shares and related amendment of the Articles of Association;
3. Report of the Board on year 2003;
4. Report of the Supervisory Board;
5. Report of the auditor;
6. Approval of the 2003 year business report, establishing the balance sheet and the income statement, decision on the use of profit and on the declaration of dividend;
7. Election of a new member to the Board to fill a position vacant due to resignation, election of additional member or members to the Board and determination of their remuneration;
8. Election of a new member to the Supervisory Board to a position vacant due to resignation, election of additional member or members to the Supervisory Board and determination of their remuneration;
9. Election of auditor and determination of its fee;
10. Approval of the proposal for a Management Share Option Program ("MSOP");
11. Authorization of the Board of Directors to buy treasury shares (i) in connection with MSOP, (ii) for establishing the Company's optimal capital structure, and (iii) for the maintenance of the Company's share price to restore market balance;
12. Decision on the approval of the modified by-laws of the Supervisory Board.

The annual business report and other submissions to the AGM will be available for review from 14 April, 2004 in the Shareholders' Office at the headquarters of the Company (Budapest, Nagytétényi út 216-218.) between 8:00 a.m. and 4:00 p.m. on business days, on the website of the Company (www.pannonplast.hu), and also in the Information Center of the Budapest Stock Exchange. The announcement on the business report according to the Accounting Law and the key data of the reports of the Board of Directors and the Supervisory Board, will be published by 14 April, 2004.

If the AGM **fails to have a quorum**, the Board **convenes the repeated AGM** to the same location with the same agenda by **11:00** a.m. on **29 April, 2004** (i.e. the originally announced day). This AGM will have quorum to decide on the issues on the original agenda irrespective of the number of attendants.

Voting right can only be exercised at the AGM if the name of the shareholder is registered in the Company's Register of Shareholders. Shareholders may attend and vote at the AGM either in person or through their proxy or their authorized person.
The reference date of ownership identification is the fifth stock exchange day prior to the date of the AGM, so the Company will close its Register of Shareholders on 22 April, 2004 at 16:00 o'clock.

We ask our esteemed shareholders to register their attendance until 9:30 a.m. on the day of the AGM at the location of the meeting. We also ask them to **bring along their documents for *identification* and for certifying their rights of representation or to present their power of attorney.**

The Board of Directors of
Pannonplast Plc